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ANDREW L. FOSTER * CHI T. STEVE KWOK * EDWARD H.P. LAM ◆* HAIPING LI * RORY MCALPINE ◆ CLIVE W. ROUGH ◆	TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA) ◆ (ALSO ADMITTED IN ENGLAND & WALES) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYERS Z. JULIE GAO (CALIFORNIA) BRADLEY A. KLEIN (ILLINOIS)	BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

July 30, 2018

Confidential

Ms. Anne Nguyen Parker

Ms. Sonia Bednarowski

Mr. Doug Jones

Ms. Theresa Brilliant

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NIO Inc. (CIK No. 0001736541)
Response to the Staff’s Comment Letter Dated June 29, 2018
Statement on Form F-1 Confidentially Submitted on June 22, 2018

Dear Ms. Parker, Ms. Bednarowski, Mr. Jones and Ms. Brilliant:

On behalf of our client, NIO Inc., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 22, 2018. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Draft Registration Statement”). In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include its unaudited consolidated financial statements for the six months ended June 30, 2018 and related financial information.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 30, 2018

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Business

Manufacturing, Supply Chain and Quality Control

Our Future Manufacturing Plant, page 128

1.	We note your response to our prior comment 6 and reissue in part. Please describe how the construction cost of the factory and your contribution to the local economy will be factored into the cost of the lease. In addition, please disclose when the term of the lease begins and describe the lease renewal provisions, if any.

The Company respectfully submits that the method for determination of both the construction cost of the factory and contribution to the local economy are not set forth in the framework agreement and will instead be determined by the relevant Shanghai authority. The Company has revised page 135 to specify that such determination is made by the relevant Shanghai authority.

In response to the Staff’s comment, the Company has revised page 135 of the Revised Draft Registration Statement.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(j) Customer incentives, page F-62

2.	Refer to your response to prior comment 5. You state in situations in which customers redeem only credits and not cash to acquire merchandise you record a reduction of inventory and other current liabilities. You further state in situations in which merchandise is sold for cash in addition to credits you record other income. Please explain to us why you did not record other income and cost of sales upon redemption of solely credits by customers for merchandise sold. In addition, it appears in the combined cash and credits redemption situation you may not have recorded the full amount of other income and inventory or reflected cost of sales for the merchandise sold. Instead, it appears you allocated the total consideration received between other income and inventory when recording the transaction which may understate other income and either overstate inventory or understate cost of sales in that situation. Please explain.

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 30, 2018

The Company respectfully advises the Staff that as the Company had not yet sold any vehicles as of March 31, 2018, all NIO credits had been provided to generate market awareness by encouraging frequent use of the Company’s mobile application and other activities including sharing articles from the Company’s mobile application on users’ own social media. As these NIO credits were granted purely for marketing purposes as of March 31, 2018, the Company accounted for such NIO credits as selling and marketing expenses with a corresponding liability recorded under other current liabilities on its consolidated balance sheets.

The Company prices NIO merchandise substantially at cost. At the time of redemption, the Company does not consider such exchange of NIO credits for NIO merchandise as an income transaction. Instead the Company considers that it is fulfilling a prior obligation for which it has already recorded related expenses at the time of grant of NIO credits.

In certain cases where merchandise is sold for a combination of cash and NIO credits, the Company records other income for the amount of cash received as this is a purchase of NIO merchandise for which the Company had no prior obligation to provide. For the portion related to the redemption of NIO credits, the Company records a reduction of inventory and other current liabilities consistent with how the Company accounts for credit-only redemptions.

The Company has included examples below to illustrate the related accounting treatment:

When the Company grants 1,000 NIO credits (equivalent to RMB 100) to users for promotional activities

Dr. Selling and marketing expense    100

Cr. Other current liability                 (100)

Redemption—NIO credits only

When a customer redeems 1,000 credits for an item, the Company records the transaction as follows:

Dr. Other current liability    100

Cr. Inventory                      (100)

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 30, 2018

Redemption – Cash + NIO credits

When a customer redeems 900 credits plus RMB 10 for an item, the Company accounts for this transaction as follows:

Dr. Cash                                10

Cr. Other income                 (10)

Dr. Other current liability      90

Dr. Other cost                        10

Cr. Inventory                        (100)

Since the Company began to sell its first vehicles in June 2018, customers now also earn NIO credits through the purchase of ES8 vehicles. As disclosed in the Revised Draft Registration Statement, the Company considers the NIO credits offered in connection with the purchase of the ES8 to be a material right, and accordingly represents a separate performance obligation under ASC 606, and should be taken into consideration when allocating the transaction price of ES8 sales. The amount of the transaction price allocated to the credits as separate performance obligation is recorded as a contract liability (deferred revenue) and revenue is recognized when future goods or services are redeemed/transferred.

Additionally, under the Energy Package, when the customers charge their ES8 without using the Company’s charging network, the Company grants points based on the actual cost the customer incurs. The Company records the value of the credits as a reduction of revenue from the Energy Package.

3.	It appears the liability for unredeemed credits is a contract liability. In this regard, please tell us your consideration of providing disclosure pursuant to ASC 606-10-50-8 through 10.

The Company respectfully advises the Staff that as noted in the response to Comment 2 above, as of March 31, 2018, all NIO credits had been provided to generate market awareness by encouraging frequent use of the Company’s mobile application and other activities including sharing articles from the Company’s mobile application on users’ own social media. Such activities are not directly revenue-generating. As a result, the Company did not consider such credits to be contract liabilities under ASC 606.

Since the Company began to sell its first vehicles in June 2018, customers now also earn NIO credits through the purchase of ES8 vehicles. As disclosed in the Revised Draft Registration Statement, the Company considers the NIO credits offered in connection with the purchase of the ES8 to be a material right, and accordingly represents a separate performance obligation under ASC 606, and should be taken into consideration when allocating the transaction price of ES8 sales. The amount of the transaction price allocated to the credits as separate performance obligation is recorded as a contract liability (deferred revenue) and revenue is recognized when future goods or services are redeemed/transferred.

Additionally, under the Energy Package, when the customers charge their ES8 without using the Company’s charging network, the Company grants points based on the actual cost the customer incurs. The Company records the value of the credits as a reduction of revenue from the Energy Package.

*        *        *

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 30, 2018

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Bin Li, Chairman and Chief Executive Officer, NIO Inc.

Louis T. Hsieh, Chief Financial Officer, NIO Inc.

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Allen Wang, Partner, Latham & Watkins